Exhibit 99.5

Wowo Limited

Third Floor, Chuangxin Building

No. 18 Xinxi Road, Haidian District, Beijing

People’s Republic of China

(Nasdaq: WOWO)

Lock-Up Agreement

June 8, 2015

Ms. Huimin Wang

No.42, XiaDuHuaYuan

No. 2000 JianHe Road (near HongQiao Road)

ChangNing District, Shanghai

China

Dear Ms. Huimin Wang:

Reference is made to the share purchase agreement entered into by shareholders of Join Me Group (HK) Investment Company Limited, New Admiral Limited and Wowo Limited (the “Company”) on the date hereof (the “SPA”) and a share subscription agreement entered into by Mr. Maodong Xu and the Company on the date hereof (the “Subscription Agreement”). All capitalized terms used but not otherwise defined in this letter agreement shall have the same meaning attributed to such term in the SPA.

The SPA requires that Ms. Huimin Wang and the Company enter into this Agreement, pursuant to which the parties shall agree on certain restrictions on the transfer of the ordinary shares of the Company, par value US$0.00001 per share (the “Ordinary Shares”), whether or not represented by American Depositary Shares (the “ADSs”), that are (i) beneficially owned by you as of the date hereof, if any, (ii) acquired by you or your Affiliate as Share Consideration pursuant to the SPA, if any, and (iii) acquired by you or your Affiliate under the Subscription Agreement, if applicable (collectively the “Lock-Up Shares”).

You hereby agree that, without the prior written consent of the Company’s board of directors, you will not, directly or indirectly, offer, pledge, lend, sell, contract to sell, grant any option to purchase, purchase any option or contract to sell, make any short sale, request the Company to file a registration statement with respect to, or otherwise dispose of that number of the Lock-Up Shares, provided that:

•                  the restrictions set forth above with respect to one-third (33 1/3%) of the Lock-Up Shares will be removed on the first anniversary of the Closing;

•                  the restrictions set forth above with respect to on one-third (33 1/3%) of the Lock-Up Shares will be removed on the second anniversary of the Closing; and

•                  the restrictions set forth above with respect to on the remaining one-third (33 1/3%) of the Lock-Up Shares will be removed on the third anniversary of the Closing.

The foregoing restrictions are expressly agreed to preclude you from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Lock-Up Shares even if such Lock-Up Shares would be disposed of by someone other than you. Such prohibited hedging or other transactions include without limitation (i) any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Lock-Up Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Lock-Up Shares, and/or (ii) any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Shares, whether any such swap or transaction is to be settled by delivery of the Lock-up Shares, in cash or otherwise.

Notwithstanding the foregoing, you may transfer the Lock-Up Shares without the prior consent of the Company’s board of directors in connection with (i) transfers of the Lock-Up Shares as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of a family member; provided that each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter agreement if the transfer occurs during the relevant restricted periods, (ii) transactions relating to ADSs or Ordinary Shares or other securities acquired from other Sellers after the date hereof, or (iii) transactions relating to ADSs or Ordinary Shares or other securities acquired in open market transactions after the date hereof.

In addition, you hereby agree and consent to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Shares except in compliance with this letter agreement.

No provision in this letter agreement shall be deemed to restrict or prohibit the exercise or exchange by you of any option or warrant to acquire the Lock-up Shares, or securities exchangeable or exercisable for or convertible into the Lock-up Shares, provided that the you do not transfer the Lock-Up Shares until otherwise permitted pursuant to the terms of this letter agreement.

You further understand that this letter agreement is irrevocable and shall be binding upon your heirs, legal representatives, successors and assigns.

By signing below, you hereby represent and warrant that the you have the full power and authority to enter into this letter agreement and that this letter agreement constitutes the legal, valid and binding obligation of yours, enforceable in accordance with its terms.  Any of your obligations herein shall be binding upon your successors and assigns from the date first above written.

The provisions of Section 12.7 (Modification), 12.11 (Governing Law), Section 12.12 (Dispute Resolution), Section 12.16 (Notices) and Section 12.19 (Counterparts and Electronics Signatures) of the SPA are incorporated by reference and shall apply mutatis mutandis to this letter agreement.

[Signature page follows]

Yours truly,

Wowo Limited

By:	/s/ Maodong Xu
Name: Maodong Xu
Title: Chairman and Chief Executive Officer

[Signature Page to Lock-up Agreement]

Acknowledged and agreed by:

Ms. Huimin Wang

/s/ Huimin Wang

[Signature Page to Lock-up Agreement]